FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2003

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A


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  EXHIBIT
   INDEX
  -------
A. Attached hereto as Exhibit A is the Press Release of Banco Rio de la Plata S.A. dated January 21, 2003 announcing the waiver of the condition relating to the minimum of tenders of the Existing Notes required for consummation of the Offer.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO RIO DE LA PLATA S.A.


                                        By: /s/ Sergio G. Lew
                                           -------------------------------------
                                        Name:  Sergio G. Lew
                                        Title: International Funding Head


                                        By: /s/ Marcelo Castro
                                           -------------------------------------
                                        Name:  Marcelo Castro
                                        Title: Treasury Manager

Date: January 22, 2003

                                    EXHIBIT A
                                    ---------

Attached hereto as Exhibit A is the Press Release of Banco Rio de la Plata S.A. dated January 21, 2003 announcing the waiver of the condition relating to the minimum of tenders of the Existing Notes required for consummation of the Offer.